SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                         Allied Waste Industries, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   019589100
-------------------------------------------------------------------------------
                                (CUSIP Number)



                               Howard A. Lipson
                  Blackstone Management Associates III L.L.C.
                                345 Park Avenue
                           New York, New York 10154
                                (212) 583-5844
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                   Copy to:
                             Wilson S. Neely, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

                                 July 31, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 019589100                                                Page 2 of 17

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019589100                                                Page 3 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Capital Partners II Merchant Banking Fund L.P.
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       6,611,545
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         0
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         6,611,545
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,611,545
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.8%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 4 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Offshore Capital Partners II L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       1,962,386
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         0
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         1,962,386
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,962,386
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.8%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 5 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Family Investment Partnership II L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       657,937
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         0
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         657,937
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   657,937
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.3%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 6 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Management Associates II L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       0
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         9,231,868
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         0
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                     9,231,868
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,231,868
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.9%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   00
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 7 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Capital Partners III Merchant Banking Fund L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       19,970,718
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         0
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         19,970,718
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,970,718
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.5%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 8 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Offshore Capital Partners III L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       3,702,815
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         0
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         3,702,815
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,702,815
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.6%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 9 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Family Investment Partnership III L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       1,511,077
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         0
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         1,511,077
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,511,077
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.6%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 10 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Blackstone Management Associates III L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       0
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         25,184,610
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         0
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                     25,184,610
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   25,184,610
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               / /

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.8%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 11 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peter G. Peterson
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       0
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         34,416,478
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         0
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                     34,416,478
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   34,416,478
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               /X/

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.7%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 12 of 17

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stephen A. Schwarzman
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO  (see item 3)
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          / /

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
      NUMBER OF                       0
        SHARES         --------------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                         34,416,478
      REPORTING        --------------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                         0
                       --------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                      34,416,478
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   34,416,478
  -----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                               /X/

 ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.7%
 ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
 ------------------------------------------------------------------------------

CUSIP No. 019589100                                                Page 13 of 17

PREAMBLE

          This Amendment No. 3 further amends and supplements the Statement on
Schedule 13D, filed on April 15, 1997, and amended by Amendment No. 1 thereto, filed on March 11, 1999, and Amendment No. 2 thereto, filed on July 30, 1999 (as amended, the "Statement"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Allied Waste Industries, Inc., a Delaware corporation. Unless otherwise defined herein, terms defined in the Statement and used herein shall have the meanings given to them in the Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

          Item 4 is hereby amended and supplemented by adding the following text at the end thereof:

          The Reporting Persons have agreed to exchange 350,000 shares of Senior Convertible Preferred Stock for 38,675,000 shares of Common Stock (the "Transaction"), pursuant to the terms of an Exchange Agreement, dated as of July 31, 2003 (the "Exchange Agreement"), by and among the Issuer and the Investors. The consummation of the Transaction is subject to, among other things, shareholder approval.

          In the event that the conditions precedent to the consummation of the Transaction are satisfied, or there is another material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect the satisfaction of such conditions or such change. The Reporting Persons reserve the right to at any time change their intentions with respect to any or all of the matters referred to in this
Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by deleting the penultimate paragraph thereto and inserting the following text in lieu thereof:

          By virtue of the Amended and Restated Investment Agreement, the Reporting Persons may be deemed to have formed a group with the other Investors who are party thereto. Assuming the conversion of all of the Convertible Preferred Stock beneficially owned by the Reporting Persons and the other Investors, in the aggregate the securities of the Issuer beneficially owned by the other Investors, together with the securities of the Issuer owned by the Reporting Persons, would equal 98,252,655 shares of Common Stock of the Company, which would represent approximately 35.0% of the Company's outstanding Common Stock. The statements in this Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. Further, the Reporting Persons disclaim any beneficial ownership in any securities of the Issuer held by any other person or entity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP No. 019589100                                                Page 14 of 17

          Item 6 is hereby amended and supplemented by adding the following text at the end thereof:

          On July 31, 2003, the Investors agreed to exchange 1,000,000 shares of Senior Convertible Preferred Stock for 110,483,425 shares of Common Stock pursuant to the terms of the Exchange Agreement. Further, pursuant to the terms of the Exchange Agreement, the Investors have agreed to vote all voting securities owned by the Investors at a special meeting of the Company's stockholders in favor of any proposal in respect of the approval of the issuance of Common Stock to be exchanged for the Senior Convertible Preferred Stock. Pursuant to the terms of the Exchange Agreement, the Investors have also agreed to enter into a Supplementary Registration Rights Agreement and a Supplementary Shareholders Agreement at Closing (as defined in the Exchange Agreement). The Supplementary Registration Rights Agreement provides that after the first anniversary of the consummation of the Transaction, certain Investors shall have the right to request that the Issuer file a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. The Supplementary Shareholders Agreement provides that the Investors may not dispose of the shares of Common Stock acquired pursuant to the terms of the Exchange Agreement for one year from the date of the consummation of the Transaction. The rights and obligations of the parties to the Amended Shareholders Agreement and the Registration Rights Agreement are otherwise preserved.

          The Reporting Persons shall acquire the Common Stock for general investment purposes but, subject to the restrictions set forth in the Shareholders Agreement, retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of the Issuer's common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned or acquired by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will further amend this Schedule 13D to reflect such change. In addition, the Reporting Persons may maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Common Stock held by them.

          The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, the form of Supplementary Registration Rights Agreement and the form of Supplementary Exchange Agreement, a copy of each of which has been attached hereto as an exhibit.

          The statements in this Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. Further, the Reporting Persons disclaim any pecuniary interest in any securities of the Issuer held by any other person or entity.

CUSIP No. 019589100                                              Page 15 of 17

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2003

                          BLACKSTONE CAPITAL PARTNERS II
                          MERCHANT BANKING FUND L.P.

                    By:   BLACKSTONE MANAGEMENT
                          ASSOCIATES II L.L.C., its general partner

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director

                          BLACKSTONE OFFSHORE CAPITAL PARTNERS II L.P.

                    By: BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C., its investment general partner

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director

                          BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II L.P.

                    By: BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C., its general partner

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director


                          BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director

CUSIP No. 019589100                                                Page 16 of 17


                          BLACKSTONE CAPITAL PARTNERS III MERCHANT BANKING FUND L.P.

                    By: BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C., its general partner

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director


                          BLACKSTONE OFFSHORE CAPITAL PARTNERS III L.P.

                    By:   BLACKSTONE MANAGEMENT
                          ASSOCIATES III L.L.C., its investment
                          general partner

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director


                          BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

                    By: BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C., its general partner

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director


                          BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

                    By:   /s/ Howard Lipson
                          -----------------------------------------
                          Sr. Managing Director

                          /s/ Peter G. Peterson
                          -----------------------------------------
                          Peter G. Peterson


                          /s/ Stephen A. Schwarzman
                          -----------------------------------------
                          Stephen A. Schwarzman

CUSIP No. 019589100                                                Page 17 of 17

                                 EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following text at the end thereof, the documents to which such text refers being attached hereto:

Exhibit 99.17 Exchange Agreement, dated as of July 31, 2003, by and among the Investors, on the one hand, and the Issuer, on the other.

Exhibit 99.18    Form of Supplementary Registration Rights Agreement.

Exhibit 99.19    Form of Supplementary Shareholders Agreement.

Exhibit 99.20 Joint Filing Agreement, dated as of August 8, 2003, among the Reporting Persons.